SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of July, 2005

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of the press release published by Banco de Chile on June 17, 2005, regarding the special preemptive offer of shares in connection to the program to repurchase its common stock.

Banco de Chile and Subsidiaries

Consolidated Financial Statements
as of June 30, 2005 and 2004

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30,
(Expressed in million of Chilean pesos)

__________________________

	2005	2004
ASSETS
	MCh$	MCh$

	1,209,934.1	685,603.5
CASH AND DUE FROM BANKS

LOANS:
Commercial loans	3,085,034.9	2,703,660.5
Foreign trade loans	701,163.6	722,307.9
Consumer loans	754,875.0	654,439.7
Mortgage loans	713,445.7	1,058,937.0
Leasing contracts	394,871.0	314,394.8
Contingent loans	632,241.0	505,588.4
Other outstanding loans	1,127,181.9	612,026.3
Past due loans	82,009.0	98,744.8

Total loans	7,490,822.1	6,670,099.4
Allowance for loan losses	(139,119.9)	(165,137.3)

Total loans, net	7,351,702.2	6,504,962.1

OTHER LOANS:
Interbank loans	7,543.3	53,014.0
Investments purchased under agreements to resell	29,605.7	50,317.6

Total other loans	37,149.0	103,331.6

INVESTMENTS:
Government securities	812,277.5	1,140,674.6
Other financial investments	284,608.2	385,836.9
Investment collateral under agreements to repurchase	292,110.2	477,039.5
Assets held for leasing	11,880.8	21,630.8
Assets received in lieu of payment	14,841.0	16,995.5
Other non-financial investments	2.0	2.3

Total investments	1,415,719.7	2,042,179.6

OTHER ASSETS	386,416.7	350,762.8

FIXED ASSETS:
Bank premises and equipment, net	136,899.9	132,979.4
Investments in other companies	7,041.9	4,981.9

Total fixed assets	143,941.8	137,961.3

Total assets	10,544,863.5	9,824,800.9

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30,
(Expressed in million of Chilean pesos)

__________________________

LIABILITIES AND SHAREHOLDERS’ EQUITY	2005	2004
	MCh$	MCh$
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,499,862.1	1,388,301.3
Time deposits	4,221,093.5	3,953,941.6
Other demand and time deposits	749,958.2	646,732.1
Securities sold under agreements to repurchase	298,145.4	484,272.2
Mortgage finance bonds	621,536.7	1,001,377.1
Contingent liabilities	632,774.2	506,836.1

Total deposits and other liabilities	8,023,370.1	7,981,460.4

BONDS ISSUED:
Bonds	270,435.9	2,823.2
Subordinated bonds	303,342.9	274,448.4

Total bonds issued	573,778.8	277,271.6

BORROWINGS FROM FINANCIAL INSTITUTIONS
AND CENTRAL BANK:
Central Bank credit lines for renegotiation of loans	1,587.1	2,361.2
Borrowings from domestic financial institutions	252,883.9	3,539.0
Foreign borrowings	697,555.3	652,022.6
Other liabilities	45,974.6	43,364.2

Total borrowings from financial institutions and
Central Bank	998,000.9	701,287.0

OTHER LIABILITIES	330,112.9	249,229.9

Total liabilities	9,925,262.7	9,209,248.9

MINORITY INTEREST	0.9	0.9

SHAREHOLDERS’ EQUITY:
Capital and reserves	524,440.7	525,660.1
Other equity accounts	2,061.9	5,286.1
Net income for the year	93,097.3	84,604.9

Total shareholders’ equity	619,599.9	615,551.1

Total liabilities and shareholders’ equity	10,544,863.5	9,824,800.9

	2005	2004
	MCh$	MCh$
OPERATING RESULTS:
Interest revenue	304,626.1	284,139.8
Gains from trading activities	11,046.7	15,638.2
Income from fees and other services	79,716.2	70,143.3
Other operating income	5,639.5	9,290.5

Total operating revenues	401,028.5	379,211.8
Less:
Interest expense	(124,375.9)	(97,751.1)
Losses from trading activities	(5,087.0)	(8,990.7)
Expenses from fees and other services	(14,988.1)	(13,927.8)
Loss from foreign exchange transactions	(5,000.1)	(18,239.7)
Other operating expenses	(6,136.3)	(5,956.3)

Gross margin	245,441.1	234,346.2
Personnel salaries and expenses	(73,751.9)	(64,994.1)
Administrative and other expenses	(47,763.0)	(41,124.0)
Depreciation and amortization	(8,772.8)	(8,367.0)

Net margin	115,153.4	119,861.1
Provision for loan losses	(7,335.9)	(22,043.6)

Total operating income	107,817.5	97,817.5

NON OPERATING RESULTS:
Non operating income	3,285.1	2,552.7
Non operating expenses	(5,693.2)	(4,299.0)
Equity participation in net income (loss) in investments in other
companies	421.8	177.9
Net loss from price-level restatement	(2,026.4)	(1,960.7)

Income before income taxes	103,804.8	94,288.4
Income taxes	(10,707.3)	(9,682.7)

Income after income taxes	93,097.5	84,605.7
Minority interest	(0.2)	(0.8)

Net income for the year	93,097.3	84,604.9

Héctor Hernández G.                                                                                                                                       Pablo Granifo L.
General Accounting Manager                                                                                                                        Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2005

Banco de Chile

By:	/S/ Julio Guzmán H.
By: Julio Guzmán H. Acting General Manager